Exhibit 99.1

Goldcorp secures certificate of authorization for construction of Éléonore Project

Toronto Stock Exchange: G                                         New York Stock Exchange: GG

(All Amounts in $US unless stated otherwise)

VANCOUVER, Nov. 14, 2011 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) today announced that a certificate of authorization has been issued by the Quebec Minister of Sustainable Development, Environment and Parks allowing full construction of the Éléonore gold project in northern Quebec to commence immediately. With life-of-mine gold production expected to average approximately 600,000 ounces of gold per year, Éléonore will be one of the largest underground gold mines in Canada and a key element of Goldcorp's leading growth profile.

"Receipt of approvals for construction at Éléonore ensures that the strong pace of development will continue at this pure gold project," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "With robust, low-cost gold production in the heart of one of the most attractive mining jurisdictions in the world, Éléonore is well positioned as one of Goldcorp's future cornerstone assets. A strong, experienced team is already in place and we remain on track for first gold production in late 2014."

Issuance of the certificate of authorization follows the execution of the collaboration agreement among the Cree Nation of Wemindji, the Grand Council of the Crees (Eeyou Istchee), the Cree Regional Authority (the "Cree") and the Company earlier this year. "Our solid relationship with the Cree and the timely processing of the application by the government of Quebec were essential to achieving this next step toward our common interest in constructing and operating what we believe will be the best new gold mine in Canada," added Jeannes.

The current Éléonore development plan details an average throughput rate of 7,000 tonnes per day, contributing to the forecast average 600,000 ounces of gold production per year at cash costs below $400 per ounce over an approximate 15-year mine life. Total capital cost is expected to be approximately $1.4 billion to full production.

Significant progress has already been achieved at the site. The exploration shaft has advanced to a depth of 588 metres, with completion to full 725-metre depth on track for the second quarter of 2012. The exploration ramp has reached 663 metres in length and will provide drilling locations for further resource definition as mine development progresses. The receipt of the certificate of authorization now allows for the commencement of construction of the second production shaft and related infrastructure, as well as the 7000 tonne per day process facility, the 63-kilometre access road and the 120 Kv electrical sub-station.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2010 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

%CIK: 0000919239

For further information:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website:  www.goldcorp.com

CO: Goldcorp Inc.

CNW 13:03e 14-NOV-11